SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

__________________

 SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

__________________

SOCKET MOBILE, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

__________________

Options to Purchase Common Stock, $0.001 par value per share

(Title of Class of Securities)

__________________

83368E200

(CUSIP Number of Class of Securities’ Underlying Common Stock)

__________________

Lynn Zhao

Vice President of Finance and Administration and Chief Financial Officer

Socket Mobile, Inc.

40675 Encyclopedia Cir.

Fremont, California 94538

(510) 933-3000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

__________________

Copies to:

Erika M. Muhl

Michelle Wallin

Wilson Sonsini Goodrich & Rosati, P.C.

650 Page Mill Road

Palo Alto, CA 94304

(650) 493-9300

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

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INTRODUCTORY STATEMENT

This Tender Offer Statement on Schedule TO relates to an offer by Socket Mobile, Inc., a Delaware corporation (“Socket Mobile” or the “Company”), to exchange (the “Exchange Offer”) certain outstanding stock options to purchase shares of the Company’s common stock granted under the Company’s 2004 Equity Incentive Plan, whether vested or unvested, that are outstanding at the start of the Exchange Offer and remain outstanding and unexercised through the expiration of the Exchange Offer (the “Eligible Options”).

An “Eligible Service Provider” refers to each employee, executive officer, director and consultant of Socket Mobile who holds Eligible Options and remains a service provider of Socket Mobile through the date of grant for new stock options (“New Options”).

Eligible Options may be exchanged for New Options upon the terms and subject to the conditions set forth in (i) the Offer to Exchange Certain Outstanding Stock Options for New Stock Options dated May 28, 2024 (the “Offer to Exchange”), attached hereto as Exhibit (a)(1)(A), (ii) the Announcement Email from Kevin J. Mills, President and Chief Executive Officer, dated May 28, 2024, attached hereto as Exhibit (a)(1)(B), and (iii) the Election Form, together with it associated instructions, attached hereto as Exhibit (a)(1)(C). The following disclosure materials were also made available to Eligible Service Providers: (i) the Form of Confirmation Email, attached hereto as Exhibit (a)(1)(D), (ii) the Form of Reminder Email, attached hereto as Exhibit (a)(1)(E), and (iii)  the Form of Notice Email Regarding Expiration of the Offer to Exchange, attached hereto as Exhibit (a)(1)(F). These documents, including any and all schedules, exhibits and annexes thereto, as they may be amended or supplemented from time to time, together constitute the “Disclosure Documents.”

The information in the Disclosure Documents is incorporated herein by reference to answer the items required in this Schedule TO.

Item 1. Summary Term Sheet.

The information set forth under the caption “Summary Term Sheet and Questions and Answers” in the Offer to Exchange is incorporated herein by reference.

Item 2. Subject Company Information.

(a) Name and Address.

Socket Mobile, Inc. is the issuer of the securities subject to the Exchange Offer. The address of the Company’s principal executive office is 40675 Encyclopedia Cir., Fremont, California 94538, and the telephone number at that address is (510) 933-3000. The information set forth in the Offer to Exchange under the caption “The Offer” titled “10. Information concerning Socket Mobile” is incorporated herein by reference.

(b) Securities.

The subject class of securities consists of the Eligible Options. The actual number of shares of common stock subject to New Options to be issued in the Exchange Offer will depend on the number of shares of common stock subject to the Eligible Options tendered by Eligible Service Providers and accepted for exchange and cancelled. The information set forth in the Offer to Exchange under the captions “Summary Term Sheet and Questions and Answers,” “Risks of Participating in the Offer,” and the sections under the caption “The Offer” titled “2. Participation in exchange; number of shares subject to new options; expiration date,” “6. Acceptance of options for exchange and issuance of new options,” and “9. Source and amount of consideration; terms of new options” is incorporated herein by reference.

(c) Trading Market and Price.

The information set forth in the Offer to Exchange under the caption “The Offer” titled “8. Price range of shares underlying the options” is incorporated herein by reference.

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Item 3. Identity and Background of Filing Person.

(a) Name and Address.

The filing person is the issuer. The information set forth under Item 2(a) above is incorporated herein by reference.

Pursuant to General Instruction C to Schedule TO, the information set forth on Schedule A (Information Concerning the Executive Officers and Directors of Socket Mobile, Inc.) to the Offer to Exchange is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a) Material Terms.

The information set forth in the section of the Offer to Exchange under the caption “Summary Term Sheet and Questions and Answers” and the sections under the caption “The Offer” titled “1. Eligibility,” “2. Participation in exchange; number of shares subject to new options; expiration date,” “3. Purpose of the Offer,” “4. Procedures for electing to exchange options,” “5. Withdrawal rights and change of election,” “6. Acceptance of options for exchange and issuance of new options,” “7. Conditions of the Offer,” “8. Price range of shares underlying the options,” “9. Source and amount of consideration; terms of new options,” “12. Status of options acquired by us in the Offer; accounting consequences of the Offer,” “13. Legal matters; regulatory approvals,” “14. Material income tax consequences,” “15. Extension of Offer; termination; amendment” and Schedule B (Summary Financial Information of Socket Mobile, Inc.) attached to the Offer to Exchange is incorporated herein by reference.

(b) Purchases.

The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “11. Interests of executive officers and directors; transactions and arrangements concerning the options” is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Arrangements.

(e) Agreements Involving the Subject Company’s Securities.

The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “11. Interests of executive officers and directors; transactions and arrangements concerning the options” is incorporated herein by reference. The Company’s 2004 Equity Incentive Plan and form of option agreement thereunder attached hereto as Exhibits (d)(1) and (d)(2), respectively, are incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) Purposes.

The information set forth in the section of the Offer to Exchange under the caption “Summary Term Sheet and Questions and Answers” and the section under the caption “The Offer” titled “3. Purpose of the Offer” is incorporated herein by reference.

(b) Use of Securities Acquired.

The information set forth in the sections of the Offer to Exchange under the caption “The Offer” titled “6. Acceptance of options for exchange and issuance of new options” and “12. Status of options acquired by us in the Offer; accounting consequences of the Offer” is incorporated herein by reference.

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(c) Plans.

The information set forth in the sections of the Offer to Exchange under the caption “The Offer” titled “3. Purpose of the Offer” and “9. Source and amount of consideration; terms of new options” is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a) Source of Funds.

The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “9. Source and amount of consideration; terms of new options” is incorporated herein by reference.

(b) Conditions.

The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “7. Conditions of the Offer” is incorporated herein by reference.

(d) Borrowed Funds.

Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a) Securities Ownership.

The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “11. Interests of executive officers and directors; transactions and arrangements concerning the options” is incorporated herein by reference.

(b) Securities Transactions.

The information set forth in the section of the Offer to Exchange under the caption “The Offer” titled “11. Interests of executive officers and directors; transactions and arrangements concerning the options” is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations.

Not applicable.

Item 10. Financial Statements.

(a) Financial Information.

The information set forth in Schedule B (Summary Financial Information of Socket Mobile, Inc.) to the Offer to Exchange and in the sections of the Offer to Exchange under the caption “The Offer” titled “10. Information concerning Socket Mobile,” “17. Additional information” and “18. Financial statements” is incorporated herein by reference.

(b) Pro Forma Information.

Not applicable.

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Item 11. Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

The information set forth in the sections of the Offer to Exchange under the caption “The Offer” titled “11. Interests of executive officers and directors; transactions and arrangements concerning the options” and “13. Legal matters; regulatory approvals” is incorporated herein by reference.

(c) Other Material Information.

Not applicable.

Item 12. Exhibits.

Exhibit
Number	Description

(a)(1)(A)	Offer to Exchange Certain Outstanding Stock Options for New Stock Options, dated May 28, 2024

(a)(1)(B)	Announcement Email

(a)(1)(C)	Election Form

(a)(1)(D)	Form of Confirmation Emails

(a)(1)(E)	Form of Reminder Email

(a)(1)(F)	Form of Notice Email Regarding Expiration of the Offer to Exchange

(b)	Not applicable

(d)(1)	2004 Equity Incentive Plan, as amended

(d)(2)	Form of option agreement under the 2004 Equity Incentive Plan

(g)	Not applicable

(h)	Not applicable

107	Filing Fee Table

Item 13. Information Required by Schedule 13E-3.

(a) Not applicable.

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SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

SOCKET MOBILE, INC.

/s/ Lynn Zhao
Lynn Zhao
Vice President of Finance and Administration and Chief Financial Officer

Date: May 28, 2024